UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2007 (February 5, 2007)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No X

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

NEWS RELEASE

Ansell Limited
A.B.N. 89 004 085 330

Level 3, 678 Victoria Street
Richmond, Victoria 3121, Australia

GPO Box 772H Melbourne
Victoria 3001, Australia

Telephone (+613) 9270 7270
Facsimile (+613) 9270 7300
www.ansell.com

5th February, 2007

ANSELL SUCCESSFUL IN UNIMIL BID

On 22nd December, 2006, Ansell Limited (ASX: ANN) announced that its subsidiary, Ansell Healthcare Europe NV, had made a tender offer for all of the shares of the Polish listed Company, Unimil S.A.. The offer was subject to receiving 75% acceptance. Ansell’s tender offer expired on 2nd February, 2007 and although the final result is not yet certified, the minimum 75% threshold of acceptances has been achieved. As of the close of business on Friday, 2 February 2007, approximately 83% of all shares had been tendered.

Ansell’s Senior Vice President and Regional Director for Europe, the Middle East and Africa, Werner Heintz, commented; “The acquisition of the strong Unimil brands and market shares of approximately 50% in Poland and 8% in Germany, will be a significant boost to Ansell’s interests in Europe. We look forward to working with the Unimil team to further develop both organisations in the region and see a great future.”

Ansell’s CEO, Doug Tough, went on to say; “Ansell is excited by the prospect of Unimil joining the Company. Unimil’s dedicated management and employees, respected brands and additional manufacturing operations provide important growth opportunities.”

The acquisition increases Ansell’s global market share of the retail condom market to approximately 13%.

The acquisition price for all shares of Unimil S.A., at the tender offer price of PLN 5.90 per share, would be PLN 121.6 million (approximately AUD52.4 million/USD40.5 million). It is anticipated the acquisition will be earnings per share neutral in FY 07 and FY 08.

Ansell is interested in completing the acquisition of all shares. In the meantime, however, the Polish company will remain listed on the Polish Stock Exchange.

For further information:

Media	Investors & Analysts

Australia	USA	Australia

Peter Brookes Cannings Tel: (+61) 0407 911 389 Email: pbrookes@cannings.net.au	Rustom Jilla Chief Financial Officer Tel: (+1 732) 345 5359 Email: rjilla@ansell.com	David Graham General Manager – Finance & Treasury Tel: (+61 3) 9270 7215 or (+61) 0401 140 749 Email: dgraham@ap.ansell.com

Ansell Ltd is a global leader in healthcare barrier protective products and in 2005 celebrated 100 years in its field. With operations in the Americas, Europe and Asia, Ansell employs more than 11,000 people worldwide and holds leading positions in the natural latex and synthetic polymer glove and condom markets. Ansell operates in three main business segments: Occupational Healthcare, supplying hand protection to the industrial market; Professional Healthcare, supplying surgical and examination gloves to healthcare professionals; and Consumer Healthcare, supplying sexual health products and consumer hand protection. Information on Ansell and its products can be found at http://www.ansell.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED
(Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GENERAL MANAGER –FINANCE & TREASURY

Date: February 5, 2007